Exhibit 99.1

Press Release

Eltek Ltd. Reports Strong Second-Quarter 2025 Results

20% Quarter-over-quarter revenue growth; gross margin expands to 24%

Petach Tikva, Israel (August 14, 2025) Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), today announced its financial results for the quarter ended June 30, 2025.

Second Quarter 2025 Highlights

	Q2 2025	Q2 2024%
Revenues (*)	$12.5 million	$10.5 million	+20%
Gross margin	24.1%	15.6%	+8.5%
Operating income	$1.5 million	$0.4 million	+259%
Financial income (expense)	$(1.0) million	$0.5 million	n/m

(*) Revenues for the six months ended June 30, 2025 totaled $25.3 million, up 14% from $22.2 million in the 2024 period.

Eli Yaffe, Chief Executive Officer, stated:

“Strong momentum across our defense and medical segments drove significant year-over-year growth, highlighted by double-digit revenue increases. Continued operational improvements and a favorable product mix (compared to Q2 2024) contributed to a substantial increase in gross margin and operating profit, which reached $1.5 million - more than triple the amount recorded in the same period last year.

We remain committed to expanding our production capacity. All the equipment that was delivered to date has been successfully installed and is performing in accordance with specifications. Construction to accommodate the core of our investment plan - the new 60-meter coating lines is progressing smoothly, on schedule, and without any material impact on ongoing production operations. Following a recent scheduling update from our coating lines supplier, we have been informed of an additional delay in the delivery of the first line. We now expect the first line to arrive at our facility toward the end of 2025.

With staffing up approximately 10% since January, we continue our efforts to meet growing demand while maintaining best-in-class lead times.

The sharp appreciation of the Israeli shekel during the quarter resulted in a non-cash financial expense of $1.0 million. Given that the majority of our revenues are denominated in U.S. dollars, we have proactively updated our pricing model to better align with our NIS-based expenses. The impact of the currency fluctuation will be reflected in future customer orders, helping to protect our margins moving forward."

Second Quarter 2025 GAAP Financial Results

Revenues for the second quarter of 2025 were $12.5 million compared to $10.5 million in the second quarter of 2024.

Gross profit for the second quarter of 2025 was $3.0 million (24% of revenues) compared to $1.6 million (16% of revenues) in the second quarter of 2024.

Operating profit for the second quarter of 2025 was $1.5 million compared to operating profit of $0.4 million in the second quarter of 2024.

Financial expenses for the second quarter of 2025 were $1.0 million compared to financial income of $0.5 million in the second quarter of 2024. Financial expenses primarily resulted from the 9% erosion of the U.S. dollar against the NIS.

Net income for the second quarter of 2025 was $0.4 million or $0.05 per fully diluted share compared to net income of $0.8 million or $0.11 per fully diluted share in the second quarter of 2024.

Second Quarter 2025 Non-GAAP Financial Results

EBITDA for the second quarter of 2025 was $2.0 million (15.6% of revenues) compared to EBITDA of $0.8 million (7.6% of revenues) in the second quarter of 2024.

Six Months Ended June 30, 2025 GAAP Financial Results

Revenues for the first six months of 2025 were $25.3 million compared to $22.2 million in the first six months of 2024.

Gross profit for the first six months of 2025 was $5.2 million (21% of revenues) compared to $4.9 million (22% of revenues) in the first six months of 2024.

Operating profit for the first six months of 2025 was $2.2 million compared to operating profit of $2.1 million in the first six months of 2024.

Financial expenses for the first six months of 2025 were $0.5 million compared to financial income of $0.8 million in the first six months of 2024. Financial expenses primarily resulted from the erosion of the U.S. dollar against the NIS.

Net profit for the first six months of 2025 was $1.4 million or $0.20 per fully diluted share compared to net profit of $2.5 million or $0.38 per fully diluted share in the first six months of 2024.

Six Months Ended June 30, 2025 Non-GAAP Financial Results

EBITDA for the first six months of 2025 was a $3.1 million (12% of revenues) compared to EBITDA of $2.9 million (13% of revenues) in the first six months of 2024.

About our Non-GAAP Financial Information

The Company reports financial results in accordance with U.S. GAAP and herein provides EBITDA, a non-GAAP measure. This non-GAAP measure is not in accordance with, nor is it a substitute for, GAAP measures. This non-GAAP measure is intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measure presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in a table below.

Conference Call

Today, Thursday, August 14, 2024, at 9:00am Eastern Time (16:00pm Israel Time, 6:00am Pacific Time), Eltek will conduct a conference call to discuss the results. The call will feature remarks by Eli Yaffe, Chief Executive Officer and Ron Freund, Chief Financial Officer.

To participate, please call the following teleconference numbers. Please allow for additional time to connect prior to the call:

United States:	1-866-860-9642
Israel:	03-918-0691
International:	+972-3-918-0691

To Access a Replay of the Call

A replay of the call will be available for 30 days on the Investor Info section on Eltek’s corporate website at http://www.nisteceltek.com approximately 24 hours after the conference call is completed.

About Eltek

Eltek – ”Innovation Across the Board”, is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs) and is an Israeli leading company in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high-quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP Electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiary in North America and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com

Forward Looking Statement

Some of the statements included in this press release may be forward-looking statements that involve a number of risks and uncertainties including, but not limited to expected results in future quarters, the impact of the Coronavirus on the economy and our operations, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company’s Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission. Any forward-looking statements set forth in this press release speak only as of the date of this press release. The information found on our website is not incorporated by reference into this press release and is included for reference purposes only.

Investor Contact

Ron Freund
Chief Financial Officer
Investor-Contact@nisteceltek.com
+972-3-939-5023

(Tables follow)

Eltek Ltd.
Consolidated Statements of Income
U.S dollars in thousands (except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024

Revenues	12,529	10,466	25,285	22,249
Costs of revenues	(9,510)	(8,830)	(20,054)	(17,361)

Gross profit	3,019	1,636	5,231	4,888

Research and development expenses, net	-	(47)	(50)	(62)
Selling, general and administrative expenses	(1,563)	(1,184)	(3,000)	(2,700)

Operating profit	1,456	405	2,181	2,126

Financial income (expense), net	(1,012)	489	(508)	839

Income before income tax	444	894	1,673	2,965

Income tax expenses	79	143	306	475

Net income	365	751	1,367	2,490

Earnings per share:
Basic net income per ordinary share	0.05	0.11	0.20	0.38

Diluted net income per ordinary share	0.05	0.11	0.20	0.38

Weighted average number of ordinary shares used to compute
basic net income per ordinary share (in thousands)	6,715	6,706	6,715	6,541

Weighted average number of ordinary shares used to compute
diluted net income per ordinary share (in thousands)	6,784	6,764	6,785	6,628

Eltek Ltd.
Consolidated Balance Sheets
U.S dollars in thousands

	June 30,	December 31,
	2025	2024

Assets

Current assets:
Cash and cash equivalents	1,770	7,575
Short-term bank deposits	9,385	9,663
Trade receivables (net of allowance for credit losses)	14,480	11,786
Inventories	12,874	9,488
Other accounts receivable and prepaid expenses	404	602

Total current assets	38,913	39,114

Long term assets:
Severance pay fund	61	56
Deferred tax assets, net	334	496
Operating lease right of use assets	6,409	5,911
Total long term assets	6,804	6,463

Property and equipment, net	18,703	14,578

Total Assets	64,420	60,155

Liabilities and Shareholder's equity

Current liabilities:
Trade payables	7,197	7,367
Other accounts payable and accrued expenses	5,527	5,136
Short-term operating lease liabilities	1,047	827

Total current liabilities	13,771	13,330

Long-term liabilities:
Accrued severance pay	525	443
Long-term operating lease liabilities	5,477	5,190

Total long-term liabilities	6,002	5,633

Shareholders' equity:
Ordinary shares of NIS 3.0 par value – Authorized: 10,000,000 shares at June 30, 2025 and December 31, 2024; Issued and outstanding: 6,715,624 shares at June 30, 2025 and 6,714,040 shares at December 31, 2024	6,012	6,011
Additional paid-in capital	32,634	32,627
Foreign currency translation adjustments	3,750	664
Capital reserve	2,777	2,507
Accumulated deficit	(526)	(617)
Total shareholders' equity	44,647	41,192
Total liabilities and shareholders' equity	64,420	60,155

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
U.S dollars in thousands

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024

GAAP net income	365	751	1,367	2,490
Add back items:

Financial income, net	1,012	(489)	508	(839)
Income tax expenses	79	143	306	475
Depreciation and amortization	500	388	966	753
Non-GAAP EBITDA	1,956	793	3,147	2,879

Eltek Ltd.
Consolidated Statement of Cash flow
U.S dollars in thousands

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024

Cash flows from operating activities:

Net Income	365	751	1,367	2,490
Adjustments to reconcile net income to net cash flows
provided by operating activities:
Depreciation	500	388	967	753
Unrealized financing expenses (income), net	595	(98)	466	(186)
Share-based compensation	132	154	270	286
Decrease in deferred tax assets	120	(100)	202	91
	1,347	344	1,905	944

Decrease (increase) in operating lease right-of-use assets	(1)	2	-	3
Decrease (increase) in trade receivables	(1,378)	(219)	(1,733)	517
Decrease (increase) in other receivables and prepaid expenses	314	234	247	309
Decrease (increase) in inventories	(2,282)	(169)	(2,612)	(565)
Increase (decrease) in trade payables	(1,138)	955	(2,000)	(536)
Increase (decrease) in other liabilities and accrued expenses	(201)	(48)	(28)	(249)
Increase (decrease) in employee severance benefits, net	39	(48)	46	(30)
	(4,647)	707	(6,080)	(551)

Net cash provided by (used in) operating activities	(2,935)	1,802	(2,808)	2,883

Cash flows from investing activities:
Purchase of fixed assets	(1,743)	(3,215)	(2,880)	(5,947)
Withdrawal of (investment in) short-term bank deposits, net	-	(132)	534	(6,534)
Net cash used in investing activities	(1,743)	(3,347)	(2,346)	(12,481)

Cash flows from financing activities:
Exercise of options	8	16	8	261
Dividend distribution	(1,276)	-	(1,276)	-
Issuance of shares, net	-	-	-	9,312
Net cash provided by (used in) financing activities	(1,268)	16	(1,268)	9,573

Effect of translation adjustments	1,250	(204)	617	(376)

Net increase (decrease) in cash and cash equivalents	(4,696)	(1,733)	(5,805)	(401)

Cash and cash equivalents at the beginning of the period	6,466	10,610	7,575	9,278

Cash and cash equivalents at the end of the period	1,770	8,877	1,770	8,877